Exhibit (a)(5)(I)
Contacts:
Investors:	Media:
Mary Anne Lerma	Adam Grossberg
mlerma@webmd.net	agrossberg@webmd.net
212-624-3817	212-624-3790

WebMD Health Corp. Provides Notice of Anticipated Make-Whole Fundamental Change / Make Whole Change of Control to Holders of its Convertible Notes

NEW YORK, NY (August 7, 2017) — WebMD Health Corp. (NASDAQ: WBMD) (the “Company”) today provided notice that, pursuant to the terms of:

•	an indenture, dated January 11, 2011 (the “2018 Indenture”) governing its 2.50% Convertible Notes due 2018 (the “2018 Notes”),

•	an indenture, dated November 26, 2013 (the “2020 Indenture”) governing its 1.50% Convertible Notes due 2020 (the “2020 Notes”), and

•
an indenture, dated June 1, 2016 (the “2023 Indenture”, and together with the 2018 Indenture and the 2020 Indenture, the “Indentures” and each, an “Indenture”) governing its 2.625% Convertible Notes due 2023 (the “2023 Notes”, and together with the 2018 Notes and the 2020 Notes, the “Notes”), it anticipates that a Make-Whole Fundamental Change, as such term is defined in the 2020 Indenture and the 2023 Indenture, and a Make Whole Change of Control, as such term is defined in the 2018 Indenture, may occur on or after September 7, 2017, as a result of the Tender Offer (as defined below).  Such notice was filed as an exhibit to Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2017.

Merger Agreement and Tender Offer

As previously announced, on July 24, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among MH Sub I, LLC, a Delaware limited liability company (the “Parent”), Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and the Company, providing for (i) a tender offer to be commenced by the Purchaser on or about August 7, 2017 (the “Tender Offer”), to acquire all shares of common stock of the Company, par value $0.01 per share (the “Common Stock”) that are outstanding other than certain excluded shares, at a price of $66.50 per share, net to the seller in cash (such amount or any higher amount per share that may be paid pursuant to the Tender Offer, the “Offer Price”) and (ii) as soon as practicable after the successful completion of the Tender Offer, the merger (the “Merger”) of the Purchaser with and into the Company, with the Company continuing as the surviving company, and each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than certain excluded shares, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

Supplemental Indentures

In accordance with Section 10.12 of the Indentures, the Company intends to enter into supplemental indentures with respect to the Indentures, pursuant to which the right to convert each $1,000 principal amount of the Notes will be changed into a right to convert such principal amount into an amount of cash equal to the Conversion Rate (as defined in the Indentures) in effect on the conversion date, multiplied by the Applicable Price (as defined in the Indentures).

Notice of Anticipated Make-Whole Fundamental Change / Make Whole Change of Control and Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change / Make Whole Change of Control

The completion of the Merger will constitute a Make-Whole Fundamental Change under the 2020 Indenture and 2023 Indenture, and a Make Whole Change of Control under the 2018 Indenture.  The Company therefore anticipates that a Make-Whole Fundamental Change or a Make Whole Change of Control, as applicable, will occur on or after September 7, 2017, as a result of the successful completion of the Merger. Under the Indentures, if a holder surrenders its Notes for conversion during the period commencing 20 days prior to the anticipated effective date of the Make-Whole Fundamental Change or Make Whole Change of Control, as applicable, and ending 20 days after the actual effective date of the Make-Whole Fundamental Change or Make Whole Change of Control, as applicable (such period, the “Make-Whole Fundamental Change Period”), the Company will increase the conversion rate for the Notes surrendered for conversion during such period by a number of additional shares of Common Stock (the “Additional Shares”) in accordance with the Indentures as set forth below.

As of the date hereof, the Conversion Rates for the Notes are as follows:

•	2018 Notes: 15.5854 shares of Common Stock per $1,000 principal amount of Notes;

•	2020 Notes: 19.0695 shares of Common Stock per $1,000 principal amount of Notes; and

•	2023 Notes: 11.5389 shares of Common Stock per $1,000 principal amount of Notes.

As the holders of Common Stock will receive solely cash consideration per share of Common Stock equal to the Offer Price in connection with the Tender Offer and the Merger, the Applicable Price, as used in the Indentures, will equal the Offer Price. The number of Additional Shares will be determined by reference to the respective make-whole table set forth in the notices and based upon the Applicable Price and the effective date of the Merger (the “Effective Date”).

Solely for illustrative purposes under Section 10.05 of the Indentures, based upon a hypothetical Effective Date of September 7, 2017 and the anticipated Applicable Price of $66.50 per share of Common Stock, the adjusted Conversion Rate for the Notes is expected to be as follows:

•	2018 Notes: 16.1352 shares of Common Stock per $1,000 principal amount of Notes;

•	2020 Notes: 21.0009 shares of Common Stock per $1,000 principal amount of Notes; and

•	2023 Notes: 11.5389 shares of Common Stock per $1,000 principal amount of Notes, which reflects no Conversion Rate adjustment.

These adjusted Conversion Rates apply only to Notes surrendered for conversion during the Make-Whole Fundamental Change Period.  It is expected that holders of the 2023 Notes will not be entitled to any Additional Shares, and their Conversion Rate will therefore not be adjusted, because the anticipated Applicable Price of $66.50 per share of Common Stock is lower than the Applicable Price threshold at which holders of the 2023 Notes would be entitled to Additional Shares for conversions during the Make-Whole Fundamental Change Period. This threshold is currently $66.66 per share of Common Stock.

The calculation of the anticipated adjusted Conversion Rates set forth above is contingent upon a hypothetical Effective Date of the Merger of September 7, 2017, cash consideration paid per share of Common Stock in connection with the Merger of $66.50 and surrender of Notes for conversion during the Make-Whole Fundamental Change Period. If the Merger is not consummated, the holders of Notes surrendered for conversion will not be entitled to the Additional Shares and will not be able to reverse the conversion of their Notes. In addition, even if the Merger is consummated, the number of Additional Shares will vary from the amount reflected above if the actual Applicable Price and/or the Effective Date of the Merger vary from those used for the calculation above.

If the Merger is Consummated, Company Obligation to Make a Repurchase Offer to All Holders

Pursuant to Section 3.01 of each Indenture, if a Fundamental Change, as defined in the 2020 Indenture and the 2023 Indenture, or a Change in Control, as defined in the 2018 Indenture, occurs at any time before the maturity date of the Notes, each holder of Notes will have the right at such holder’s option to require the Company to repurchase all of such holder’s Notes (or a portion thereof which is $1,000 in principal amount or any positive integral multiple thereof), on a date (the “Fundamental Change Repurchase Date”) that is 30 business days after the date the Company delivers the Fundamental Change Notice (as defined in the 2020 Indenture and 2023 Indenture) or the Change in Control Notice (as defined in the 2018 Indenture) in accordance with Section 3.01 of the applicable Indenture.  The Company will be required to repurchase all of such holder’s Notes at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes to be so repurchased (the “Repurchase Price”), plus accrued and unpaid interest thereon, if any, to, but excluding the Fundamental Change Repurchase Date.

If the Company makes an offer to repurchase the Notes as a result of a Fundamental Change or Change in Control (as applicable) in connection with the Merger, holders of the Notes should read the related applicable Fundamental Change Notice or Change in Control Notice, and any other related documentation when it is available because it contains important information.  Those documents will be available for free from the Company if and when such offer to repurchase the Notes is commenced.

Additional Information

This press release is for informational purposes only and is not a recommendation, an offer to purchase nor a solicitation of an offer to sell securities. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO filed by the Purchaser with the SEC on August 7, 2017. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Tender Offer with the SEC on August 7, 2017. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the planned Tender Offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other documents relating to the Tender Offer filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained for free by contacting Innisfree M&A Incorporated, the information agent for the Tender Offer, toll-free at (877) 456-3524 (for shareholders) or collect at (212) 750-5833 (for banks and brokers) or in writing at 501 Madison Avenue, 20th Floor, New York, New York 10022, and the Schedule 14D-9 may be obtained for free by contacting the Company at 395 Hudson Street, New York, NY 10014.

About WebMD

WebMD Health Corp. (NASDAQ: WBMD) is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers, and health plans through our public and private online portals, mobile platforms and health-focused publications.

The WebMD Health Network includes WebMD.com, Medscape.com, MedicineNet.com, eMedicineHealth.com, RxList.com, Medscape Education (Medscape.org) and other WebMD owned sites and apps.

******************************

Any forward-looking statements, including, but not limited to, statements regarding the proposed merger, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about WebMD managements’ future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in WebMD’s periodic reports on file with the Securities and Exchange Commission. These statements speak only as of the date of this press release and are based on WebMD’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the proposed transaction. Further information about these matters can be found in WebMD’s Securities and Exchange Commission filings. WebMD cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, WebMD does not undertake any obligation to update or revise any of their forward-looking statements to reflect future events or circumstances.

******************************

WebMD®, Medscape®, CME Circle®, Medpulse®, eMedicine®, MedicineNet®, theheart.org® and RxList® are among the trademarks of WebMD Health Corp. or its subsidiaries.